SEC FILE NUMBER
000-16718

CUSIP NUMBER
NA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Northland Cable Properties Seven Limited Partnership

Full Name of Registrant

Former Name if Applicable
101 Stewart Street, Suite 700

Address of Principal Executive Office (Street and Number)
Seattle, WA 98101

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and

	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Northland Cable Properties Seven Limited Partnership (“NCP-Seven”) is unable to timely file its quarterly report on Form 10-Q for the quarter ended March 31, 2008 (the “Form 10-Q”) without unreasonable effort or expense. On March 28, 2008, NCP-Seven filed a Form 12b-25 with the Securities and Exchange Commission stating that it is not able to timely file its Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”). Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, NCP-Seven received an extension until April 15, 2008 to file its Form 10-K, which has now expired. NCP-Seven is working diligently to obtain the information and complete the processes necessary to finalize and file its Form 10-K and will finalize and file its Form 10-Q as soon as reasonably practicable thereafter.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard I. Clark	(206)	621-1351
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☐ No ☑

Annual Report on Form 10-K for the fiscal year ended December 31, 2007
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Northland Cable Properties Seven Limited Partnership
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: Northland Communications Corporation (Managing General Partner)

Dated:	May 15, 2008	By:	/s/ RICHARD I. CLARK

Name: Richard I. Clark
Title: Executive Vice President, Treasurer and Assistant Secretary